AsiaInfo-Linkage, Inc.

4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street

Haidian District, Beijing 100086

People’s Republic of China

August 15, 2012

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	AsiaInfo-Linkage, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-15713

Dear Ms. Collins:

This letter is submitted on behalf of AsiaInfo-Linkage, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of the Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011, filed on February 28, 2012 (the “Form 10-K”), as set forth in your letter to the Company dated July 17, 2012. For reference purposes, the text of the comments contained in your letter have been reproduced herein (in bold), with the Company’s response below each such comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

What is the background of the people involved in your financial reporting?

1.	We note your response to prior comment 2. Please provide additional information used to determine that those primarily responsible for the preparation of your books and records and financial statements, (i.e., your Chief Financial Officer, Financial Controller, Financial Reporting Manager, Accounting Manager and Internal Audit Manager) have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, based on your response, we note that all of those listed above do not hold a license such as Certified Public Accountant in the U.S., have not attended U.S. institutions or extended educational accounting programs that would provide enough of the relevant education relating to U.S. GAAP, and most of their U.S. GAAP audit experience, appears to primarily consist of audits of subsidiary financial information that supports or is included in the U.S. GAAP financial statements of parent registrants. Address how you concluded you did not have a significant deficiency or material weakness in maintaining accounting personnel with appropriate U.S. GAAP knowledge, including which individuals’ experience you primarily relied upon in making this conclusion. In addition, also address the following:

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Please describe in greater detail the internal and external accounting training that these employees have had on U.S. GAAP and SEC rules and regulations, specifically the “Big Four U.S. GAAP and SEC Reporting Update Training” that you consider the “primary channel for the company’s core accounting professionals to receive updates on developments in U.S. GAAP and SEC rules and regulation.” Tell us the name of the specific training received and the duration of each training session. Explain in detail, why you believe these programs and/or trainings are sufficient to maintain the requisite knowledge to prepare financial statements in accordance with U.S. GAAP and to conclude on the effectiveness of your internal control over financial reporting.

•	Tell us if there is any other U.S. GAAP experience or knowledge obtained by these individuals that you have not discussed in your prior response.

•	Clarify the location of the KPMG office where your Financial Reporting Manager worked as an audit associate for 6 years.

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Tell us if the independent tax consultant is primarily responsible for preparing and supervising the preparation of the income tax provision and related financial disclosures. Also clarify the name and location of the Big Four Firm offices where he worked to obtain his experience and clarify if he was/is a U.S. CPA or CICPA.

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Provide us with additional details of the nature and scope of the assurance engagements and the relevant audit experience obtained from your Financial Controller’s and Financial Reporting Manager’s years at PwC and KPMG, respectively, as it relates to U.S. GAAP and SEC Reporting. If such experience was solely obtained on subsidiaries of U.S. registrants, please explain in detail the scope of those engagements and the involvement in the parents’ financial reporting processes, if any.

Company Response: The Company acknowledges the Staff’s comment and its expectation that, as a means of ensuring the ultimate objective that a company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), the preparers often are U.S. Certified Public Accountants (“CPAs”) or have been educated at U.S. institutions. For the reasons set forth below and in the response to Comment 2 in the Company’s letter dated July 2, 2012 (the “Prior Letter”), the Company believes it has satisfied that objective through other means. Therefore, the Company concluded that it did not have a significant deficiency or material weakness in maintaining accounting personnel with appropriate U.S. GAAP knowledge.

The Company’s determination that its accounting personnel possessed adequate knowledge of U.S. GAAP was made in the context of the Company’s needs and for the Company’s purposes. The Company has been a U.S. public company since 2000, has had several Chinese CPAs and U.S. CPAs on its accounting staff over the years, has been conducting the same core business during this time, has prepared a detailed accounting manual and related systems and procedures relevant to the Company’s business and accounting, and has ensured that its internal controls are subject to routine audit. The Company has made it a priority to develop regimented, mature accounting systems, which the Company believes facilitates the ability of its accounting personnel to understand and apply relevant U.S. GAAP in preparing its financial statements. In addition, a core competency inherent in the job responsibilities of the Company’s accounting personnel is to understand, apply, enhance their knowledge of, and continually monitor updates in U.S. GAAP. This expectation is implemented as part of the Company’s engagement of accounting personnel, in the assignment of specific tasks at the Company, in performance reviews, and as part of internal control audits. The successful achievement of job expectations has supported the Company’s determination that its accounting personnel possessed adequate knowledge of U.S. GAAP for the Company’s purposes.

In response to the first bullet in the Staff’s comment, the following presents additional details regarding the internal and external trainings regarding U.S. GAAP and SEC rules and regulations (the “Big Four U.S. GAAP and SEC Reporting Training”) attended by the Company’s employees responsible for preparation of its financial statements. The Company respectfully refers the Staff to its response to Comment 2 in the Prior Letter regarding the control activities performed by the Company in the preparation of its consolidated financial statements, specifically including the use of SEC and U.S. GAAP accounting and reporting checklists. The trainings mentioned below that the Company’s staff attend on a regular basis supplement those respective control activities. For the Staff’s reference, the following table sets forth the date, duration and contents of such trainings since 2010:

Date of Training	Duration of Training	Content of Training
April 9, 2010	4 Hours	Year-end focus list-points for issuers to consider:
• Non-GAAP disclosure guidance
• Common issues in calculation of EPS 2009 Annual AICPA conference key topics
• SEC announcement on IFRS convergence

October 21, 2010	4 Hours	•	Escrowed share arrangements and the presumption of compensation
		•	Purchased accounts receivable and warranty insurance
		•	SFAS No.167 amendments to FIN 46(R)
		•	U.S. GAAP and SEC update
		•	Tax updates

April 15, 2011	4 Hours	•	Cheap Stock in an IPO
		•	Variable Interest Entities (VIEs)
		•	Loss Contingencies
		•	Internal Control over Financial Reporting (ICFR)
		•	Tax Updates

September 16, 2011	4 Hours	The House of GAAP and the FASB Codification
• Issues in intangible assets
• Variable interest entities
• Revenue recognition
• Share based compensation
• Tax updates

October 17, 2011	4 Hours	•	Changes in presentation of other comprehensive income
		•	Changes in goodwill impairment analysis
		•	Disclosure of supplementary pro forma information for business combinations
		•	Current financial reporting matters
		•	Tax updates

May 10, 2012	4 Hours	•	Preparing for changes in standard: Revenue recognition
		•	Preparing for changes in standard: Leasing
		•	Valuation: Contingent consideration
		•	Internal control over financial reporting
		•	Tax updates

As the Company has previously advised the Staff, the Company also maintains subscriptions to accounting resources made available by the Financial Accounting Standard Board and Ernst & Young, which allows the Company’s finance and accounting personnel to obtain professional literature regarding all SEC rules and regulations, Public Company Accounting Oversight Board (“PCAOB”) rules and proposals, disclosure checklists for financial statement preparation compliance purposes, and related accounting materials. The Company also encourages sharing knowledge obtained from such trainings and resources internally among all accounting employees, on a formal and informal basis.

The Company believes that attending the external trainings such as the foregoing, regularly accessing the accounting resources made available to employees, and the internal training and knowledge exchanges are sufficient to maintain adequate knowledge of U.S. GAAP for the Company’s purposes.

In response to the second bullet of the Staff’s comment, the Company respectfully submits that the training, resources, and experiences summarized in this letter and in the Prior Letter adequately demonstrate the knowledge and experience of the Company’s key finance and accounting personnel.

In response to the third bullet of the Staff’s comment, the Financial Reporting Manager worked as an audit associate, senior auditor and audit manager in KPMG China’s Beijing office for six years, from 2005 to 2011.

In response to the fourth bullet of the Staff’s comment, the independent tax consultant is primarily responsible for preparing and reviewing the income tax provision and related financial disclosures. She worked as a U.S. tax specialist at KPMG’s San Francisco office and Deloitte LLP’s San Jose office from 1996 to 2005. She is a U.S. CPA.

In response to the fifth bullet of the Staff’s comment, the Company respectfully advises the Staff as follows:

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During the Financial Reporting Manager’s time with KPMG China, she performed statutory audits of Nortel Networks (China) Limited (“NCL”), a subsidiary of Nortel Networks Corporation, a public company then listed on the New York Stock Exchange (the “NYSE”). She was extensively involved in reconciliation of the financial statements to U.S. GAAP from PRC GAAP and had significant exposure in accounting policies established in accordance with, and financial recording based on, U.S. GAAP, including revenue recognition, income taxes, impairment of assets, and other significant accounting policies. The Financial Reporting Manager carried out audit work based on an integrated audit program in accordance with the requirements of the PCAOB for U.S. public companies. In addition, she was also engaged in the quarterly tax provision review under U.S. GAAP for NCL as requested, and her work scope included reviewing tax provisions for income tax expenses, deferred tax assets and liabilities, income tax payables, FIN 48 liabilities, and related tax issues.

From 2005 to 2011, the Financial Reporting Manager was also involved in the annual statutory audits, including audits of internal control for SOX 404 compliance, and quarterly reviews of China Mobile Limited, a company listed on the NYSE (NYSE:CHI) and the Hong Kong Stock Exchange, whose financial statements have been presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board since 2008 (presented in accordance with Hong Kong Financial Reporting Standard as issued by the Hong Kong Institute of Certified Public Accountants before 2008) and whose annual reports on Form 20-F included a reconciliation from generally accepted accounting principles in Hong Kong (“HK GAAP”) to U.S. GAAP when such requirement was applicable. She was extensively involved in the audit of all significant accounts such as revenue, costs, fixed assets, impairment, and taxes. In the subsidiary audit from 2005 to 2007, she was also responsible for preparing or reviewing the financial statement reconciliations from HK GAAP to U.S. GAAP.

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From 1997 to 2000, the Financial Controller was engaged in the annual audits of IBM China Limited and its subsidiaries. The audits were conducted in accordance with International Standards of Audit and the findings and opinions were delivered to the PricewaterhouseCoopers audit team as important evidence for it to deliver the final audit opinion for International Business Machines (“IBM”), a company listed on the NYSE (NYSE:IBM), and its consolidated subsidiaries. IBM China Limited’s financial statements were presented in accordance with U.S. GAAP and followed the IBM’s group-wide accounting manual and systems, which were presented in IBM’s financial statements included in its reports filed with the SEC. The interim audit lasted 3-4 weeks and the final audit lasted 2-3 weeks each year. The Financial Controller was responsible for revenue recognition involving software, hardware and services, as well as warranty reserves and other accruals under U.S. GAAP during the engagement.

From 1998 to 2000, the Financial Controller was engaged in annual audits of the Chengdu Aerotech Manufacturing and Energizer (China) Co., Ltd, an indirect subsidiary of United Technologies Corp., a company listed on the NYSE (NYSE:UTX), whose financial statements were prepared and presented in accordance with U.S. GAAP and included in its reports filed with the SEC. The Controller gained knowledge on U.S. GAAP revenue recognition, accrual review, and related matters in these engagements.

In addition, the Controller served as a senior associate in the engagement for PetroChina Co., Ltd.’s initial public offering in the U.S. and Hong Kong, and its annual audits from 1998 to 2001. PetroChina Co., Ltd. prepares its financial statements in accordance with International Accounting Standards (“IAS”) as issued by the International Accounting Standards Board. The Controller held a supervisory role in the audit of the PRC subsidiary’s financial statements and was responsible for the disclosure in the audited consolidated financial statements prepared in accordance with IAS.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 56

2.	We note your response to prior comment 6 and the DSO information by customer provided in Appendix 1. We also note the DSO information by customer previously provided to the Staff in response to comment 1 in your letter dated September 10, 2010. Clarify what the significant increase in DSO between 2009 and 2011 for the first customer listed in Appendix 1 relates to and tell us how much of it is applicable to the changes in your sales and marketing strategy referred to in your response. Tell us how you determined that there were no noticeable customer trends relating to this customer that impacted your overall DSO levels that should be separately discussed.

Company Response: The Company respectfully advises the Staff that the main factors impacting the increase in days of sales outstanding (“DSO”) between 2009 and 2011 for the first customer referred to in Appendix 1 in the Prior Letter, in general, were:

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the decrease in down payments as a result of the Company’s sales and marketing strategy to win more orders from major telecommunication carriers in certain regions. The Company notes that this factor also impacted DSO as to certain other customers (and provincial subsidiaries) and that the Company included disclosure regarding this factor in the Form 10-K.

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in accordance with the Company’s sales and marketing strategy, the Company has gradually undertaken certain projects with more complicated software and solution services and longer implementation phases since 2010, which has increased the Company’s unbilled accounts receivables balances. Insofar as DSO includes unbilled receivables, the Company respectfully submits that DSO tends not to provide meaningful information as to the timing of payments received by the Company from the customer. The Company also notes that it has included additional information regarding the breakdown of its billed and unbilled receivables in recent periods.

In considering the reasons described above for the referenced customer, the Company respectfully reminds the Staff that, for presentational convenience, the Company describes its three main customers, China Mobile Communications Corporation (“China Mobile”), China United Telecommunications Corporation (“China Unicom”) and China Telecommunications Corporation (“China Telecom”), on a combined basis which includes their headquarters and provincial subsidiaries. For example, when the Company presents sales or other information regarding China Mobile and its provincial subsidiaries, the Company is combining such information relating to China Mobile’s headquarters and its many individual subsidiaries located in various Chinese provinces and with independent budgets. As a result, and as the Company has previously advised the Staff, within the Company’s three main “customers” and each of their several provincial subsidiaries, DSO may fluctuate for a variety of reasons. For example, one factor may tend to reduce DSO as to several China Telecom provincial subsidiaries, while another factor may tend to increase DSO as to different China Telecom provincial subsidiaries. Therefore, individual factors may not represent a key reason for DSO movement as to all entities associated with a “customer,” which can make generalizations about overall DSO movement complicated and impractical. As a result, the Company generally does not disclose DSO by its main customers and their provincial subsidiaries.

3.	Additionally, it appears you experienced an increase in DSO for all of your major customers due to your sales and marketing strategy. Please tell us your consideration to explain in your disclosures that this new strategy resulted in a decrease in down payments, which impacted your DSO. We believe there appears to be a noticeable customer trend related to a change in payment terms. In your response, please provide us with the standard payment terms for your major customers.

Company Response: The Form 10-K disclosed that the increase in DSO from December 31, 2010 to December 31, 2011 was primarily attributable to the Company’s efforts to expand and win new customers and business in China. While the Company believes this disclosure fairly suggests sales and marketing concessions to customers, the Company agrees to make more specific disclosure in future filings to explain any such changes and trends.

The Company enters into separate agreements with China Mobile and its several provincial subsidiaries, China Unicom and its several provincial subsidiaries, and China Telecom and its several provincial subsidiaries. The Company does not have standard payment terms with the provincial subsidiaries associated with any of China Mobile, China Unicom, or China Telecom. Payment terms differ on contact-by-contract basis, depending on the negotiation process with the customer. Payments terms may also vary depending on the nature of the project.

4.	We note your response to prior comment 7 where you state that you have not noted any unusual differences in your historical reconciliations between accumulated profits as calculated pursuant to PRC accounting standards and regulations as compared to the accumulated profits as presented in the financial statements. Please clarify whether there are any significant differences between accumulated profits as calculated pursuant to PRC accounting standards and regulations as compared to accumulated profits as presented in the financial statements. Tell us your consideration to include this information in the filing.

Company Response: The Company respectfully advises the Staff that the differences between accumulated profits calculated pursuant to PRC accounting standards and U.S. GAAP primarily relate to revenue recognition. Under U.S. GAAP, revenue for software licenses and related services is recognized based on the percentage of completion method, while under PRC accounting standards and related regulations, revenue is recognized as the higher amount of invoices issued to customers or the percentage of the total contract amount based on the payment term and milestones. This can result in differences of appreciable magnitude based on factors, such as the timing of invoices, that are irrelevant to the Company’s U.S. GAAP revenues. Additionally, the allowance for doubtful accounts under PRC accounting standards and U.S. GAAP is different, which relates to differences in revenue recognition and accounts receivables. As mentioned above, in the Company’s circumstances most differences between U.S. GAAP and PRC accounting standards relate to timing differences, which differences are resolved when the projects have been completed.

As the differences in accumulated profits are generally driven by differences in revenue recognition under U.S. GAAP and PRC accounting standards, and the Company has controls and procedures in place to ensure the financial statements under U.S. GAAP and PRC accounting standards have been fairly presented for their different purposes, the Company does not believe the disclosure of accumulated profits under PRC accounting standards is relevant to a reporting framework based on U.S. GAAP. In addition, the Company respectfully refers the Staff to its proposed disclosure regarding restrictions on distributing net assets set forth in the response to Comment 5 below.

5.	Additionally, your response does not appear to address your consideration to discuss restrictions to distribute retained earnings from your operating subsidiaries in China in further detail. Please tell us how your ability to pay dividends to stockholders is restricted and your consideration to disclose this information.

Company Response: The following is a brief summary of the primary PRC restrictions on the payment of dividends to stockholders:

•	PRC Regulations Specific to Cross-Border Distributions (the “Cross-Border Restrictions”):

1.	Foreign exchange and currency conversion restrictions – The RMB is not freely convertible into US dollars or other currencies. All foreign exchange transactions involving RMB must take place through the People’s Bank of China or other institutions authorized to buy and sell foreign currencies. This is discussed in the financial statement footnotes on page F-15 and in risk factors on pages 27 and 30 of the Form 10-K.

2.	Tax withholding obligations – PRC tax regulations require a 10% withholding tax on dividends payable to non-PRC stockholders that are derived from sources within the PRC, unless otherwise exempted or reduced by tax treaties or similar arrangements with the jurisdiction of the non-PRC stockholders. This is discussed in a risk factor on page 34 of the Form 10-K. Certain of the Company’s non-PRC subsidiaries that hold shares of stock in its PRC subsidiaries would enjoy reduced rates due to tax treaties, such as the Company’s Hong Kong subsidiaries.

•	PRC Regulations with General Application to Distributions (the “General Restrictions”):

3.	Dividends only from accumulated profits – Payment of dividends by PRC entities must be made only out of accumulated profits, as determined in accordance with PRC accounting standards.

4.	Retention of accumulated profits – At least 10% of a PRC company’s yearly accumulated profits after tax, if any, must be aside to fund certain reserves, until such reserves are at least 50% of the company’s registered capital.

5.	Regulatory penalties may limit distributions – Violation of various PRC regulations permit the applicable PRC regulatory authority to impose sanctions that include restrictions on the ability to make dividends or other distributions. For instance, such penalties can be imposed by the PRC State Administration of Foreign Exchange for violations of Circular 75, which relates to acquisitions of PRC businesses involving offshore companies owned by PRC residents or passport holders. This is discussed in a risk factor on page 26 of the Form 10-K.

The Company respectfully submits that its response to Comment 7 in the Prior Letter communicated several points relevant to the Company’s conclusion that it was unnecessary to provide further disclosure regarding restrictions on distributions of retained earnings from the Company PRC operating subsidiaries and variable interest entities (each, a “PRC Subsidiary”). Foremost, the Company generally does not have a need to dividend or distribute funds across borders (either from or to a PRC Subsidiary) and does not have any plan or intention of changing its approach or treating its PRC earnings as indefinitely reinvested in the PRC. As a result, the Company believes that its liquidity and capital resources are not materially impacted, and are not reasonably likely to be materially impacted, by the Cross-Border Restrictions, or by the General Restrictions insofar as a non-PRC Subsidiary is the shareholder of a PRC Subsidiary.

In addition, in its future filings, the Company respectfully proposes to include disclosure substantially similar to the following, which the Company included in the Liquidity and Capital Resources discussion of its Form 10-Q for the quarterly period ended June 30, 2012:

Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring a portion of their net assets to us. The amounts restricted include the paid-in capital and the statutory reserves of our PRC subsidiaries and VIEs. The aggregate amounts of capital and statutory reserves restricted and not available for distribution was $88.6 million and $89.8 million as of June 30, 2012 and December 31, 2011, respectively.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or make other payments to us, or otherwise satisfy their foreign currency denominated obligations.

*        *        *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Form 10-K. Please do not hesitate to contact the undersigned or Andrew Ledbetter of DLA Piper LLP (US), the Company’s outside counsel, at 206-839-4834, if you have any questions regarding the Form 10-K or this letter.

Sincerely,

/s/ Jun (Michael) Wu
Jun (Michael) Wu
Chief Financial Officer
AsiaInfo-Linkage, Inc.

cc:	Ms. Megan Akst, Staff Accountant (SEC Division of Corporation Finance)

Mr. Steve Zhang (AsiaInfo-Linkage, Inc.)

Ms. Shanniang (Deborah) Lv (AsiaInfo-Linkage, Inc.)

Mr. Andrew Ledbetter (DLA Piper LLP (US))